UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
UNITED THERAPEUTICS CORPORATION

(Name of Subject Company (Issuer))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
91307C102

(CUSIP Number)
Robert A. Armitage
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
Tel: (317) 276-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
M. Adel Aslani-Far, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1770
December 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91307C102	SCHEDULE 13D

1	NAME OF REPORTING PERSONS: Eli Lilly and Company I.R.S. Identification No. of Above Person (Entities Only): 35-0470950

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS :

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Indiana

	7	SOLE VOTING POWER:

NUMBER OF		3,150,837

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,150,837

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,150,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.9%*

14	TYPE OF REPORTING PERSON :

	CO

*	This figure is based on (i) 23,255,723 shares of common stock, par value $0.01 per share (the “Common Stock”), of United Therapeutics Corporation (the “Issuer”) issued and outstanding as of November 14, 2008, as disclosed in the Stock Purchase Agreement, dated November 14, 2008 (the “Stock Purchase Agreement”), between Eli Lilly and Company (“Lilly”) and the Issuer, attached hereto as Exhibit 1, plus (ii) 3,150,837 shares of Common Stock purchased by Lilly pursuant to the transactions contemplated by the Stock Purchase Agreement.

ITEM 1. SECURITY AND ISSUER
This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of United Therapeutics Corporation (“United Therapeutics”). The principal executive offices of United Therapeutics are located at 1110 Spring Street, Silver Spring, Maryland 20910.
ITEM 2. IDENTITY AND BACKGROUND
(a) The name of the person filing this statement is Eli Lilly and Company, an Indiana corporation (“Lilly”). The principal business of Lilly is discovering, developing, manufacturing, and selling pharmaceutical products.
(b) The address of the principal office and principal business of Lilly is Lilly Corporate Center, Indianapolis, Indiana 46285.
(c) Set forth in Schedule I to this Schedule 13D is the name, residence or business address and present principal occupation or employment of each of Lilly’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.
(d) In February 2006, Lilly reached a settlement of an investigation by the Office of Consumer Litigation, Department of Justice, related to Lilly’s marketing and promotional practices and physician communications with respect to Lilly’s product, Evista. As part of the settlement, Lilly agreed to plead guilty to one misdemeanor violation of the Food, Drug, and Cosmetic Act. The plea was for the off-label promotion of Evista during 1998. The government did not charge the company with any unlawful intent, and Lilly did not acknowledge any such intent. In connection with the overall settlement, Lilly paid a total of $36.0 million. In addition, as part of the settlement, a civil consent decree requires Lilly to continue to have a compliance program and to undertake a set of defined corporate integrity obligations related to Evista for five years.
Except as described above, neither Lilly nor, to the knowledge of Lilly, any of the directors or executive officers of Lilly named in Schedule I to this Schedule 13D, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, neither Lilly nor, to the knowledge of Lilly, any of the directors or executive officers of Lilly named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) Unless otherwise indicated, all of the directors and executive officers of Lilly named in Schedule I to this Schedule 13D are citizens of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On November 14, 2008, Lilly and United Therapeutics entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), providing for the issuance and sale of shares (the “Shares”) of United Therapeutics’ Common Stock by United Therapeutics for an aggregate purchase price of $150,000,000. Pursuant to the terms of the Stock Purchase Agreement, the sale of the Shares was made at a price per share equal to 0.90 multiplied by the lesser of (i) the average closing price for the Common Stock quoted on the NASDAQ Global Select Market during the five (5) trading day period ending on (and including) November 14, 2008 and (ii) the average closing price for the Common Stock quoted on the NASDAQ Global Select Market during the five (5) trading day period commencing on (and including) November 17, 2008.  The number of Shares was 3,150,837, which is equal to $150,000,000 divided by the price per share of $47.61, as determined pursuant to the formula described above, rounded up to the nearest whole number. The closing of the transactions contemplated by the Stock Purchase Agreement occurred on December 18, 2008.
On February 25, 2008, Lilly and United Therapeutics entered into a Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which Lilly agreed to a standstill provision restricting Lilly’s acquisition of additional shares of United Therapeutics’ Common Stock until February 25, 2014, subject to certain qualifications and limitations contained in the Confidentiality Agreement.
All funds for the purchase of the Shares were obtained from the working capital of Lilly.
The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Stock Purchase Agreement and the Confidentiality Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated by reference herein.
ITEM 4. PURPOSE OF TRANSACTION
The purchase of Common Stock was made by Lilly for investment purposes and in connection with the license agreement and manufacturing and supply agreement between Lilly and the United Therapeutics described below.

On November 14, 2008, Lilly entered into a license agreement and a manufacturing and supply agreement with United Therapeutics. Pursuant to the license agreement, Lilly agreed to grant an exclusive license to United Therapeutics for the right to develop, market, promote and commercialize a pharmaceutical product, the bulk active pharmaceutical ingredient of which is tadalafil (the “Product”), for the treatment of pulmonary hypertension in the United States and Puerto Rico.  Under the terms of the manufacturing and supply agreement, Lilly agreed to manufacture the Product and distribute it via Lilly’s wholesaler network, in the same manner that it distributes its own pharmaceutical products.  Each of the license agreement and the manufacturing and supply agreement became effective upon completion of the sale of Shares to Lilly pursuant to the Stock Purchase Agreement.
Neither Lilly nor, to Lilly’s knowledge, any person listed on Schedule I hereto, currently has any plans or proposals which relate to or would result in any of the matters described in matters (a)-(j) of Item 4 of Schedule 13D (although Lilly reserves the right to develop such plans). However, as part of the ongoing evaluation of this investment and investment alternatives, Lilly may consider such matters and, subject to, and in accordance with, the Confidentiality Agreement, may formulate plans or proposals with respect to any such matters, including, without limitation, from time to time, holding discussions with or making formal proposals to management or the board of directors of United Therapeutics.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) See the information contained on the cover page to this Schedule 13D which is incorporated herein by reference. To Lilly’s knowledge, no shares of Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D. The percentage of Common Stock beneficially owned by Lilly is based on (i) 23,255,723 shares of Common Stock of United Therapeutics issued and outstanding as of November 14, 2008, as disclosed in the Stock Purchase Agreement, attached hereto as Exhibit 1 plus (ii) 3,150,837 shares of Common Stock purchased by Lilly pursuant to the transactions contemplated by the Stock Purchase Agreement.
(b) See the information contained on the cover page to this Schedule 13D which is incorporated herein by reference.
(c) There have been no reportable transactions with respect to the Common Stock of United Therapeutics within the last 60 days by Lilly or, to the knowledge of Lilly, any director or executive officer of Lilly named in Schedule I to this Schedule 13D, except as described in this Schedule 13D.
(d) Not applicable.
(e) Not applicable.
The description contained in this Item 5 of the transactions contemplated by the Stock Purchase Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Stock Purchase Agreement, a copy of which is filed as Exhibit 1 hereto.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
To the knowledge of Lilly there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of United Therapeutics other than the following:
(a) The Stock Purchase Agreement. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
(b) The Confidentiality Agreement. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
The description contained in this Item 6 of the transactions contemplated by the Stock Purchase Agreement and the Confidentiality Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Stock Purchase Agreement and the Confidentiality Agreement, copies of which are filed as Exhibits 1 and 2 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.	Description
2.1	Stock Purchase Agreement, dated as of November 14, 2008 between Eli Lilly and Company and United Therapeutics Corporation

2.2	Confidentiality Agreement, dated February 25, 2008, by and between Eli Lilly and Company and United Therapeutics Corporation
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 29, 2008

ELI LILLY AND COMPANY
/s/ James B. Lootens
Name:	James B. Lootens
Title:	Secretary and Deputy General Counsel

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
LILLY
          The name, business address and present principal occupation or employment of each of the directors and executive officers of Lilly are set forth on this Schedule I. The address of Lilly is: Lilly Corporate Center, Indianapolis, Indiana 46285. Where applicable, the business address listed for each individual not principally employed by Lilly is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.
ELI LILLY AND COMPANY

Name and Present Position with Lilly	Principal Occupation or Employment
Sir Winfried Bischoff Director	Sir Winfried Bischoff is a director of Lilly and is chairman of Citigroup Inc.

Sir Winfried Bischoff’s current business address is: Citigroup Inc., 399 Park Avenue, 3rd Floor, New York, New York 10043.

Sir Winfried Bischoff is a citizen of the United Kingdom.

J. Michael Cook Director	J. Michael Cook is a director of Lilly.

Michael L. Eskew Director	Michael L. Eskew is a director of Lilly.

Name and Present Position with Lilly	Principal Occupation or Employment
Martin S. Feldstein Director	Dr. Martin S. Feldstein is a director of Lilly and is the George F. Baker Professor of Economics at Harvard University and president emeritus of the National Bureau of Economic Research.

Dr. Feldstein’s current business address is President, Emeritus, National Bureau of Economic Research, and George F. Baker Professor of Economics, Harvard University, 1050 Massachusetts Avenue, Room 240, Cambridge, Massachusetts 02138

J. Erik Fyrwald Director	J. Erik Fyrwald is a director of Lilly and is chairman, president and chief executive officer of Nalco Holding Company.

Mr. Fyrwald’s current business address is Chairman, President, and Chief Executive Officer, Nalco Holding Company, 1601 West Diehl Rd., Naperville, IL 60563.

Alfred G. Gilman Director	Dr. Alfred G. Gilman is a director of Lilly. He also serves as executive vice president for academic affairs and provost of The University of Texas Southwestern Medical Center at Dallas and dean of The University of Texas Southwestern Medical School and professor of pharmacology at The University of Texas Southwestern Medical Center.

Dr. Gilman’s current business address is The University of Texas Southwestern Medical Center, Room B11.20, 5323 Harry Hines Blvd, Dallas, Texas 75390.

Karen N. Horn Director	Karen N. Horn is a director of Lilly.

John C. Lechleiter Director President and Chief Executive Officer	Dr. John C. Lechleiter is president and chief executive officer of Lilly.

Name and Present Position with Lilly	Principal Occupation or Employment
Ellen R. Marram Director	Ms. Ellen R. Marram is a director of Lilly and is president of The Barnegat Group LLC, a firm that provides business advisory services.

Ms. Marram’s business address is President, The Barnegat Group LLC, 54 Riverside Drive, New York, New York 10024.

Douglas R. Oberhelman Director	Mr. Douglas R. Oberhelman is a director of Lilly and is a group president of Caterpillar, Inc. Mr. Oberhelman’s current business address is Caterpillar, Inc., 100 NE Adams Street, Peoria, Illinois.

Franklyn G. Prendergast Director	Dr. Franklyn G. Prendergast is a director of Lilly. He also is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School; the director of the Center for Individualized Medicine; and Director Emeritus, Mayo Clinic Cancer Center.

Dr. Prendergast’s business address is Department of Molecular Pharmacology and Experimental Therapeutics, Mayo Foundation, 230 1st Street SW, Rochester, Minnesota 55905.

Kathi P. Seifert Director	Kathi P. Seifert is a director of Lilly.

Sidney Taurel Chairman of the Board	Sidney Taurel is chairman of the board of Lilly.

Name and Present Position with Lilly	Principal Occupation or Employment
Robert A. Armitage Senior Vice President and General Counsel	Robert A. Armitage is senior vice president and general counsel for Lilly.

Alex M. Azar II Senior Vice President, Corporate Affairs and Communications	Alex M. Azar II is senior vice president of corporate affairs and communications.

Bryce D. Carmine Executive Vice President, Global Marketing and Sales	Bryce D. Carmine is executive vice president of global marketing and sales of Lilly. Mr. Carmine is a citizen of both New Zealand and Australia.

Deirdre P. Connelly President, U.S. Operations	Deirdre P. Connelly is president of Lilly USA.

Name and Present Position with Lilly	Principal Occupation or Employment
Frank M. Deane President, Manufacturing Operations	Frank M. Deane, Ph.D., is vice president of manufacturing operations for Lilly.

Anthony J. Murphy Senior Vice President, Human Resources	Anthony J. Murphy, Ph.D., is senior vice president of human resources for Lilly Dr. Murphy is a citizen of the United Kingdom.

Steven M. Paul Executive Vice President, Science and Technology	Steven M. Paul, M.D., is executive vice president for science and technology and president of LRL, a division of Lilly.

Derica W. Rice Senior Vice President and Chief Financial Officer	Derica W. Rice is senior vice president and chief financial officer of Lilly.

Gino Santini Senior Vice President, Corporate Strategy and Business Development	Gino Santini is senior vice president of corporate strategy and business development of Lilly. Mr. Santini is a citizen of Italy.

EXHIBIT INDEX

Exhibit
No.	Description
2.1	Stock Purchase Agreement, dated as of November 14, 2008 between Eli Lilly and Company and United Therapeutics Corporation

2.2	Confidentiality Agreement, dated February 25, 2008, by and between Eli Lilly and Company and United Therapeutics Corporation